MERITZ & MUENZ LLP

                                COUNSELORS AT LAW

                                2021 O Street, NW
                              Washington, DC 20036

                                   ___________


                            Telephone: (202) 787-1964
                            Facsimile: (202) 787-3909
                           E-mail: Lmuenz@comcast.net

                                December 3, 2004




Mr. Reginald Norris
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549



Re:  Accessity Corp. Preliminary Proxy Response to SEC Comments



Dear Mr. Norris:

In response to our discussion via telephone, on behalf of Accessity Corp. ("Accessity"), I hereby provide you with the following response:

Proposal 3 Approval of Subsidiary Transfer
------------------------------------------

1. SEC Comment: "In the front and the body of the Proxy, state the business reasons for the subsidiary transfer."

     Response: Added language to state the business purpose was to have Mr. Siegel relinquish cash payments that otherwise would be due him under his respective employment agreements with Accessity as a result of the consummation of the Share Exchange. The applicable revisions appear on pages 7, 95 and 140 as attached.

2. SEC Comment: "State any additional compensation that will be paid to Mr. Siegel and/or Mr. Kart related to this transfer."

     Response: Added language to state that the Subsidiary Transfer, in addition to other stated compensation was in ". . . in full consideration for the agreement of each of Messrs. Siegel and Kart to relinquish cash payments that otherwise would be due to each of them under their respective employment agreements with Accessity as a result of the consummation of the Share Exchange." The applicable revisions appear on pages 2, 7 and 140 as attached.

3. SEC Comment: "Clarify that the Board of Directors approved this proposal Mr. Reginald Norris

Securities and Exchange Commission
December 3, 2004
Page 2



     without Mr. Siegel's influence and the support of disinterested directors."

     Response: Added language to state that: ". . .the board of directors, without any influence from Barry Siegel, by unanimous vote of a majority of the disinterested directors, has determined that the Subsidiary Transfer and the Subsidiary Sale are in the best interests of the holders of Accessity's common stock." The applicable revisions appear on pages 3, 140 and 143 as attached.

4.   SEC Comment: "Summarize the BearingPoint opinion."

     Response: Please see pages 140 through 142 as attached.


Proposal 4 Approval of Subsidiary Sale
--------------------------------------

1.   SEC Comment: "In the front of the Proxy, specify the sale price of $5,000."

     Response: Added the purchase price of $5,000. The applicable revisions appear on pages 1, 2 and 8 as attached.

2. SEC Comment: "Explain the business reasons for the sale to Mr. Siegel for the price of $5,000."

     Response: Added language to state: "Rather than discontinuing the operations of Sentaur upon the consummation of the Share Exchange, the disinterested members of Accessity's board of directors unanimously decided to entertain offers from interested parties willing to pay Accessity a nominal purchase price for Sentaur." The applicable revision appears on page 143 as attached.


I hope that you find our response to your comments acceptable. It is my understanding that you will contact me to advise me via telephone when we can file the Definitive Proxy.

Please be advised that we will be inserting financial statements for the nine months ended September 30, 2004 in place of the financial statements for the six months ended June 30, 2004.


Mr. Reginald Norris


Thank you in advance for your prompt reply to this letter.

                                        Respectfully yours,


                                        Lawrence A. Muenz


Attachment

                                 ACCESSITY CORP.
                          12514 WEST ATLANTIC BOULEVARD
                          CORAL SPRINGS, FLORIDA 33071

                              --------------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 28, 2004

                              --------------------

      NOTICE IS HEREBY GIVEN that the 2004 annual meeting of the shareholders of Accessity Corp. ("Accessity") is to be held on December 28, 2004, at the Coral Springs Marriott Hotel, Golf Club and Convention Center, 11775 Heron Bay Boulevard, Coral Springs, Florida 33076 at 10:00 a.m., local time, for the following purposes:

      1.    To elect Bruce S. Udell as a Class III director of Accessity.

      2. To consider and approve the issuance of shares of common stock of Accessity to the shareholders of Pacific Ethanol, Inc., a California corporation ("PEI") and the limited liability company members of Kinergy Marketing, LLC ("Kinergy") and ReEnergy, LLC ("ReEnergy"), in exchange for their ownership interests in such companies, and the issuance of warrants to acquire shares of common stock of Accessity to holders of issued and outstanding options and warrants to acquire shares of common stock of PEI, pursuant to the Share Exchange Agreement dated as of May 14, 2004, as amended on July 30, 2004 and as of October 1, 2004 (as amended, the "Share Exchange Agreement"), and the consummation of the transactions contemplated thereby (collectively the "Share Exchange"). Upon consummation of the Share Exchange, each of PEI, Kinergy and ReEnergy will become a wholly-owned subsidiary of Accessity. A copy of the Share Exchange Agreement is attached as APPENDIX A to the proxy statement accompanying this notice.

      3. To consider and approve the transfer of DriverShield CRM Corp., a wholly-owned subsidiary of Accessity, to Barry Siegel, the current Chairman of the Board, President and Chief Executive Officer of Accessity, if the Share Exchange is approved by the shareholders.

      4. To consider and approve the sale of Sentaur Corp., a wholly-owned subsidiary of Accessity, to Barry Siegel, FOR THE SUM OF $5,000, if the Share Exchange is approved by the shareholders.

      5. To approve a new 2004 Stock Option Plan of Accessity, if the Share Exchange is approved by the shareholders.

      6. To consider and approve the reincorporation of Accessity in the State of Delaware under the name "Pacific Ethanol, Inc." to occur immediately prior to the consummation of the Share Exchange, if the Share Exchange is approved by the shareholders.

      7. To consider and approve an amendment to the articles of incorporation of Accessity to change the name of Accessity to "Pacific Ethanol, Inc." effective immediately prior to the consummation of the Share Exchange, if the Share Exchange is approved by the shareholder and the reincorporation of Accessity in the State of Delaware does not occur.

      8. To transact such other business as may properly come before this annual meeting or any adjournment or postponement thereof.

      The foregoing proposals are more fully described in the accompanying proxy statement.

      an aggregate of 1,188,487 shares of Accessity common stock at exercise prices ranging from $0.0001 per share to $2.00 per share in exchange for cancellation of outstanding options and warrants.

      The Board of Directors of Accessity has also approved, subject to the approval of the Share Exchange by Accessity shareholders:

      o the transfer of DriverShield CRM Corp. ("DriverShield"), a wholly-owned subsidiary of Accessity, to Barry Siegel, the current Chairman of the Board, President and Chief Executive Officer of Accessity, the issuance of up to 400,000 shares of Accessity common stock to Barry Siegel and 200,000 shares of Accessity common stock to Philip Kart, Accessity's current Chief Financial Officer AND the execution of a consulting and noncompetition agreement between Accessity and each of Barry Siegel and Philip Kart (COLLECTIVELY, THE "SUBSIDIARY TRANSFER"), IN FULL CONSIDERATION FOR the agreement of each of Messrs. Siegel and Kart to relinquish cash payments that otherwise would be due to each of them under their respective employment agreements with Accessity as a result of the consummation of the Share Exchange;

      o the sale of Sentaur Corp. ("Sentaur"), a wholly-owned subsidiary of Accessity, to Barry Siegel FOR THE SUM OF $5,000 (the "Subsidiary Sale");

      o     the 2004 Stock Option Plan of Accessity (the "2004 Plan");

      o the reincorporation of Accessity in the State of Delaware under the name "Pacific Ethanol, Inc." to occur immediately prior to the consummation of the Share Exchange (the "Delaware Reincorporation"); and

      o an amendment to the articles of incorporation of Accessity to change the name of Accessity to "Pacific Ethanol, Inc." effective immediately prior to the consummation of the Share Exchange, if the Share Exchange is approved by the shareholders and the Delaware Reincorporation does not occur (the "Corporate Name Change").

      The Delaware Reincorporation will be effected through a merger of Accessity with and into a wholly-owned Delaware subsidiary of Accessity named Pacific Ethanol, Inc., to be formed for the purpose of effecting the reincorporation (the "Delaware Reincorporation Subsidiary"). In lieu of receiving common stock of the Delaware Reincorporation Subsidiary, Accessity shareholders will have dissenters' rights. Accessity shareholders who properly demand these rights will receive cash for the fair value of the Accessity common stock that they held prior to the merger. The fair value would be determined by a court or by agreement between Accessity and its shareholders who exercise their dissenters' rights. If the proposal to reincorporate Accessity in the State of Delaware is approved by the Accessity shareholders, but Accessity receives demands for exercise of dissenters' rights that exceed 1% of the outstanding shares of Accessity common stock, Accessity's board of directors may elect not to proceed with the reincorporation. If the board of directors elects not to proceed with the reincorporation or if the proposal is not approved by Accessity's shareholders, Accessity will remain a New York corporation, provided the Corporate Name Change is approved by the shareholders, Accessity and will change its name to Pacific Ethanol, Inc. If, however, the Delaware Reincorporation is approved, the Delaware Reincorporation Subsidiary will succeed to the rights, properties and assets and assume the liabilities of Accessity, and its financial statements will be substantially identical to Accessity, the only difference being those appropriate to reflect Accessity's new corporate identity, the Share Exchange and the Subsidiary Transfer. This new company (i.e., Accessity Corp., a New York corporation, renamed Pacific Ethanol, Inc. or the Delaware Reincorporation Subsidiary named Pacific Ethanol, Inc.), which combines the operations of the Acquired Companies, is referred to in this proxy statement as the "Combined Company." Accessity shareholders will vote on the matters described in this

      Accessity shareholders will vote on the matters described in this proxy statement at the annual meeting of shareholders on the date set forth above. At the annual meeting, you will be asked:

      o     to elect Bruce S. Udell as a Class III director of Accessity
            (Proposal 1);

      o to approve the issuance of shares of Accessity common stock and options and warrants in the Share Exchange pursuant to the Share Exchange Agreement and the consummation of the transactions contemplated thereby (Proposal 2);

      o to approve the Subsidiary Transfer (Proposal 3), if the Share Exchange is approved by the shareholders;

      o to approve the Subsidiary Sale (Proposal 4), if the Share Exchange is approved by the shareholders;

      o to approve the 2004 Plan (Proposal 5), if the Share Exchange is approved by the shareholders;

      o to approve the Delaware Reincorporation (Proposal 6), if the Share Exchange is approved by the shareholders; and

      o to approve the Corporate Name Change (Proposal 7), if the Share Exchange is approved by the shareholders and the Delaware Reincorporation does not occur.

Neither the Share Exchange nor the other matters described in this proxy statement (other than the election of a Class III director) can be completed unless the shareholders of Accessity approve the Share Exchange and the other matters described in this proxy statement (other than the election of a Class III director).

RECOMMENDATION OF ACCESSITY'S BOARD OF DIRECTORS

      The board of directors of Accessity, by unanimous vote, has determined that the Share Exchange is in the best interests of the holders of Accessity's common stock. In addition, the board of directors, WITHOUT ANY INFLUENCE FROM BARRY SIEGEL, by unanimous vote of the disinterested directors, has determined that the Subsidiary Transfer and the Subsidiary Sale are in the best interests of the holders of Accessity's common stock. The decisions of the board of directors of Accessity to enter into the Subsidiary Transfer are based upon its evaluation of a number of factors, including, among others, the written opinion dated October 9, 2004, and confirmed in writing as of the date of this proxy statement, of BearingPoint, Inc. ("BearingPoint") that, based upon and subject to the matters set forth in the written opinion, as of such dates, the Subsidiary Transfer is fair from a financial point of view to Accessity and the shareholders of Accessity. See "Proposal 3--Approval of the Subsidiary Transfer--Fairness Opinion." In addition, the board of directors of Accessity, by unanimous vote, has determined that the approval of 1995 Plan amendment, the 2004 Plan, and the Delaware Reincorporation is in the best interests of the shareholders of Accessity.

HOW TO VOTE

      Shares held directly in your name as the "Shareholder of Record" may be voted in person at the annual meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. Even if you currently plan to attend the annual meeting, we recommend that you also submit your proxy card as described below so that your vote will be counted if you later decide not to attend the annual meeting. Shares held through a broker or other nominee may be voted in person by you only if you obtain a signed legal proxy from the record holder giving you the right to vote the shares.

                                                                   PAGES 7 AND 8


                          SUMMARY OF THE SHARE EXCHANGE

      THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FOUND IN GREATER DETAIL ELSEWHERE IN THIS PROXY STATEMENT. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. ACCESSITY URGES YOU TO READ THE ENTIRE PROXY STATEMENT (INCLUDING THE APPENDICES) BEFORE YOU DECIDE HOW TO VOTE. THE SHARE EXCHANGE AGREEMENT IS ATTACHED AS APPENDIX A TO THIS PROXY STATEMENT. SHAREHOLDERS ARE ENCOURAGED TO READ THE SHARE EXCHANGE AGREEMENT, WHICH IS THE LEGAL DOCUMENT GOVERNING THE SHARE EXCHANGE, THE SUBSIDIARY TRANSFER AND THE SUBSIDIARY SALE.

                           OVERVIEW OF THE TRANSACTION

THE SHARE EXCHANGE

      o Pursuant to the Share Exchange Agreement, the current security holders of each of PEI, Kinergy and ReEnergy will exchange their securities in such companies for newly issued shares of Accessity common stock.

      o It is anticipated that an aggregate of approximately 17,550,000 shares of Accessity common stock will be issued to shareholders of PEI on a fully diluted basis (including up to 2,750,000 shares to be issued in connection with a $7 million equity financing to be used for corporate growth and which is currently in process), an aggregate of 3,875,000 shares of Accessity common stock will be issued to Neil Koehler, the sole limited liability company member of Kinergy, and an aggregate of 125,000 shares of Accessity common stock will be issued to the limited liability company members of ReEnergy. For more information, see "Proposal 2--Approval of the Share Exchange and Related Transactions," "Capitalization" and "Unaudited Pro Forma Combined Condensed Financial Statements."

RESULTS OF THE SHARE EXCHANGE

      o It is anticipated that current security holders of PEI, Kinergy and ReEnergy will collectively own, on a fully-diluted basis, approximately 86% of Accessity common stock outstanding immediately following the exchange, and that current Accessity shareholders will collectively own, on a fully-diluted basis, the remaining approximately 14% of Accessity common stock outstanding immediately following the exchange.

      o Upon consummation of the Share Exchange, all current directors of Accessity will resign except for Kenneth J. Friedman, and Neil Koehler, Ryan Turner, William Lyles, Frank Greinke and John Pimentel will be appointed to the board of directors of the Combined Company. As a result, former directors of PEI will control the board of directors of the Combined Company. Prior to the consummation of the Share Exchange, PEI and Kinergy were not under common control.

      o Following the exchange, each of PEI, Kinergy and ReEnergy will be a wholly-owned subsidiary of Accessity. For more information, see "Proposal 2--Approval of the Share Exchange and Related Transactions."

TRANSFER AND SALE OF CURRENT ACCESSITY SUBSIDIARIES

      o Concurrent with the Share Exchange, it is anticipated that Accessity will transfer DriverShield to Barry Siegel, Accessity's current Chairman of the Board, President and Chief Executive Officer, ISSUE UP TO 400,000 SHARES OF ACCESSITY COMMON STOCK TO BARRY SIEGEL AND 200,000 SHARES OF ACCESSITY COMMON STOCK TO PHILIP KART, ACCESSITY'S CURRENT CHIEF FINANCIAL OFFICER, AND ENTER INTO A CONSULTING AND NONCOMPETITION AGREEMENT WITH EACH OF BARRY SIEGEL AND PHILIP KART, ALL IN FULL CONSIDERATION FOR THE AGREEMENT OF EACH OF MESSRS. SIEGEL AND KART TO RELINQUISH CASH

      o PAYMENTS THAT OTHERWISE WOULD BE DUE TO EACH OF THEM UNDER THEIR RESPECTIVE EMPLOYMENT AGREEMENTS WITH ACCESSITY AS A RESULT OF THE CONSUMMATION OF THE SHARE EXCHANGE. IN ADDITION, ACCESSITY WILL sell Sentaur to Barry Siegel FOR THE SUM OF $5,000. As a result, Accessity will no longer engage in its current businesses but will thereafter conduct the businesses of PEI, Kinergy and ReEnergy. For more information, see "Proposal 2--Approval of the Share Exchange and Related Transactions--Transfer of DriverShield and Sale of Sentaur," "Proposal 3--Approval of Subsidiary Transfer" and "Proposal 4--Approval of Subsidiary Sale."

ADOPTION OF BENEFITS PLAN

      o In connection with the transactions contemplated by the Share Exchange Agreement, it is anticipated that Accessity will adopt the 2004 Plan, a stock option plan to be administered by a committee of Accessity's board of directors under which incentive stock options may be granted to employees (including officer and director employees), and non-statutory stock options may be granted to employees, directors, officers, independent contractors and consultants. For more information, see "Proposal 5--Approval of the 2004 Plan."

REINCORPORATION

      o Immediately prior to the consummation of the Share Exchange, it is anticipated that Accessity will change its name to Pacific Ethanol, Inc. and reincorporate in Delaware. Current Accessity shareholders will have dissenters' appraisal rights under New York law in connection with the reincorporation. If the proposed reincorporation is not approved by the shareholders of Accessity or if the proposal is approved, but Accessity receives demands for exercise of dissenters' rights that exceed 1% of the outstanding shares of Accessity common stock, the board may elect not to proceed with the reincorporation in which case Accessity will remain a New York corporation and, provided the Corporate Name Change Proposal is approved, change its name to Pacific Ethanol, Inc. For more information, see "Proposal 6--Approval of Delaware Reincorporation" and "Proposal 7--Approval of Corporate Name Change."

CORPORATE NAME CHANGE

      o If the Share Exchange is approved by the shareholders and the proposal to reincorporate Accessity in the State of Delaware does not occur, it is anticipated that immediately prior to the consummation of the Share Exchange, Accessity will change its name to Pacific Ethanol, Inc. For more information, see "Proposal 7 -- Approval of Corporate Name Change."

THE COMPANIES TO THE SHARE EXCHANGE

ACCESSITY CORP.

      Accessity is a provider of medical billing recovery services through its wholly-owned subsidiary, Sentaur, and, until January 2003, also was a provider of management and processing services for new automobile claims and repairs through its wholly-owned subsidiary, DriverShield. Effective January 2, 2003, Accessity transferred to ClaimsNet, Inc. all responsibility for such management and processing services pursuant to a Strategic Partnership Agreement by and among Accessity, DriverShield and ClaimsNet, Inc. Although Accessity continues to provide medical billing recovery services through Sentaur, if the Share Exchange is consummated, Accessity will transfer DriverShield to Barry Siegel and sell Sentaur to Barry Siegel. As a result, Accessity will no longer engage in either business but will thereafter conduct the businesses of PEI, Kinergy and ReEnergy.

Accessity was incorporated in New York on June 28, 1985 under the name First Priority Group, Inc. and was originally engaged in the automotive fleet management business and administration of employment agreement with Accessity, which will be allocated between compensation for consulting services and compensation for a covenant not to compete, each in amounts as shall be mutually acceptable to the Acquired Companies, Accessity and Mr. Siegel. In consideration of his waiver of the change in control provisions in his current employment agreement with Accessity, Mr. Siegel is entitled to receive a number of shares of Accessity common stock, not to exceed 400,000 shares, with the exact number of shares equal to such number as shall be equal to a fraction, the numerator of which is the excess of the value of the waived severance payment he would otherwise be entitled to receive pursuant to the change in control provisions in his current employment agreement with Accessity over the fair market value of DriverShield, and the denominator of which is the closing price per share of Accessity common stock on the business day before the closing of the Share Exchange.

      CONSULTING AND NONCOMPETITION AGREEMENT WITH PHILIP KART. Pursuant to the consulting and noncompetition agreement with Mr. Kart, the form and substance of which must be mutually acceptable to the Acquired Companies, Accessity and Mr. Kart, and in consideration of his waiver of the change in control provisions in his current employment agreement with Accessity, Mr. Kart will be entitled to receive payment of compensation in the form of 200,000 shares of Accessity common stock, which shall be allocated between compensation for consulting services and compensation for a covenant not to compete, each in amounts as shall be mutually acceptable to the Acquired Companies, Accessity and Mr. Kart.

TRANSFER OF DRIVERSHIELD AND SALE OF SENTAUR

      As a condition to the consummation of the Share Exchange by Accessity, the parties have agreed that Accessity shall transfer DriverShield and sell Sentaur to Barry Siegel pursuant to written agreements, the form and substance of which must be reasonably satisfactory to the Acquired Companies. THE TRANSFER OF DRIVERSHIELD TO BARRY SIEGEL IS IN PARTIAL CONSIDERATION FOR BARRY SIEGEL TO RELINQUISH CASH PAYMENTS THAT OTHERWISE WOULD BE DUE TO HIM UNDER HIS EMPLOYMENT AGREEMENT WITH ACCESSITY AS A RESULT OF THE CONSUMMATION OF THE SHARE EXCHANGE. Accessity has obtained a fairness opinion from BearingPoint with respect to the Subsidiary Transfer. See "Proposal 3--Approval of Subsidiary Transfer--Fairness Opinion" and "Proposal 4--Approval of Subsidiary Sale."

      The landlord of the Coral Spring, Florida premises currently has the property listed for sale and Accessity has agreed to terminate the lease upon sale of the building. As part of the disposition of DriverShield to Mr. Siegel, until the landlord of the present Accessity headquarters in Coral Springs, Florida sells the building, Mr. Siegel or an entity owned or controlled by Mr. Siegel (which may include Sentaur) with the consent of the lessor under the existing lease agreement for such facilities, on terms and conditions reasonably satisfactory to the Acquired Companies, will contribute the sum of $3,500 toward the monthly rent obligation. However, once the Acquired Companies have made lease payments of $50,000 under the lease, Mr. Siegel will make all lease payment until the building is sold. In addition, the personal property at the facilities of Accessity located in Coral Springs, Florida will be transferred to Mr. Siegel or an entity owned or controlled by Mr. Siegel (which may include Sentaur) and Accessity will pay Barry Siegel or Sentaur $20,000 for moving expenses. Upon consummation of the Share Exchange, the principal executive and business offices of Accessity will become the principal executive and business offices of PEI located at 5711 N. West Avenue, Fresno, California 93711.

EMPLOYMENT AGREEMENTS

Upon consummation of the Share Exchange, Neil Koehler, currently the Chief Executive Officer of PEI, will become the Chief Executive Officer of Accessity, Tom Koehler, currently a Vice President of PEI, will become a Vice President of Accessity, and Ryan Turner, the current Chief Operations Officer of PEI, will become the Chief Operations Officer of Accessity. Each of Messrs. Koehler, Koehler and Turner has executed an employment agreement with PEI, which agreement will be assigned to and

                                                                   PAGES 140-142


                                   PROPOSAL 3
                         APPROVAL OF SUBSIDIARY TRANSFER

GENERAL

      THE disinterested directors of Accessity, WITHOUT ANY INFLUENCE FROM BARRY SIEGEL, HAVE unanimously approved the Subsidiary Transfer, subject to the approval by the shareholders of Accessity of the Share Exchange, and recommends that the shareholders approve and adopt the Subsidiary Transfer proposal, if the Share Exchange is approved. In determining whether to approve the Subsidiary Transfer, Accessity obtained a fairness opinion from BearingPoint.
See "--Fairness Opinion."

      The affirmative vote of the holders of a majority of the outstanding shares of Accessity common stock as of the record date will be required to approve the Subsidiary Transfer proposal. For purposes of this vote, abstentions and broker non-votes will be counted as votes "AGAINST" the Subsidiary Transfer proposal.

      As a condition to the consummation of the Share Exchange by Accessity, the parties have agreed that Accessity shall effect the Subsidiary Transfer. Elements of the Subsidiary Transfer include: (i) the transfer of DriverShield to Barry Siegel pursuant to a written agreement, the form and substance of which must be reasonably satisfactory to the Acquired Companies, (ii) the issuance of an aggregate of 600,000 shares of Accessity common stock to Barry Siegel and Philip Kart, AND (iii) the execution of mutually acceptable consulting and noncompetition agreements between Accessity and each of Messrs. Siegel and Kart. THE TRANSFER OF DRIVERSHIELD TO BARRY SIEGEL, THE ISSUANCE OF SHARES OF ACCESSITY COMMON STOCK TO EACH OF MESSRS. SIEGEL AND KART AND THE EXECUTION OF THE CONSULTING AND NONCOMPETITION AGREEMENTS WITH EACH OF MESSRS. SIEGEL AND KART ARE IN FULL CONSIDERATION FOR the agreement of each of Messrs. Siegel and Kart to relinquish cash payments that otherwise would be due to each of them under their respective employment agreements with Accessity as a result of the consummation of the Share Exchange.

      The landlord of the Coral Springs, Florida premises currently has the property listed for sale, and Accessity has agreed to terminate the lease upon sale of the building. As part of the disposition of DriverShield to Mr. Siegel, until the landlord of the present Accessity headquarters located in Coral Springs, Florida sells the building, Mr. Siegel or an entity owned or controlled by Mr. Siegel (which may include Sentaur) with the consent of the lessor under the existing lease agreement for such facilities, on terms and conditions reasonably satisfactory to the Acquired Companies, will contribute the sum of $3,500 toward the monthly rent obligation. However, once the Acquired Companies have made lease payments of $50,000 under the lease, Mr. Siegel will make all lease payments until the building is sold. In addition, the personal property at the facilities of Accessity located in Coral Springs, Florida will be transferred to Mr. Siegel or an entity owned or controlled by Mr. Siegel (which may include Sentaur), and Accessity will pay Barry Siegel or Sentaur $20,000 for moving expenses. Upon consummation of the Share Exchange, the principal executive and business offices of Accessity will be the principal executive and business offices of PEI located at 5711 N. West Avenue, Fresno, California 93711.

FAIRNESS OPINION

      The following SUMMARY of BearingPoint's fairness opinion is qualified in its entirety by reference to the full text of the opinion as set forth in APPENDIX H. The preparation of a fairness opinion involves various determinations as to the most relevant quantitative methods of financial analysis and the application of those methods to particular circumstances.

      In performing its analysis, BearingPoint: (I) made numerous assumptions with respect to industry performance, business and other matters, many of which are beyond the control of Accessity or DriverShield; AND (II) relied, without assuming responsibility for verification, upon discussions with the management of Accessity and ClaimsNet, the operator of DriverShield, AND UPON THE ACCURACY AND COMPLETENESS OF ALL OF THE FINANCIAL AND OTHER INFORMATION AND PROJECTIONS REVIEWED BY BEARINGPOINT FOR PURPOSES OF ITS OPINION. The analyses performed by BearingPoint are not necessarily indicative of actual values or FUTURE RESULTS, AND do not purport to be appraisals.

      In conducting its analysis and arriving at its opinion THAT THE SUBSIDIARY TRANSFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO ACCESSITY AND ITS SHAREHOLDERS, BearingPoint: (I) held discussions with the management of each of Accessity and ClaimsNet concerning the business, financial statements, operations and prospects of DriverShield; (II) reviewed the terms of the Subsidiary Transfer; III) reviewed budgets, HISTORICAL financial statements and performance, projections, material contracts, internal analyses and all other relevant documentation provided by Accessity concerning DRIVERSHIELD; (iv) reviewed publicly available information about ACCESSITY; (v) reviewed INTERNAL ANALYSES ABOUT DRIVERSHIELD; AND (VI) REVIEWED the proposed acquisition terms and the Share Exchange Agreement. BEARINGPOINT used such valuation methods as it deemed appropriate, INCLUDING a discounted cash flow valuation. This methodology seeks to determine the value of a business today, based on the amount it may generate in cash over future periods. Typically, cash flows are projected over a defined period, often five years, and a remaining or residual amount is estimated for the values beyond the defined initial years of projections. These future amounts are then individually discounted to the present by a discount rate, and their amounts are summed to determine the total present value. The discount rate is determined based on the inherent risk associated with the stream of projected cash flows.

      ACCESSITY SELECTED BEARINGPOINT BECAUSE BearingPoint is engaged in THE consulting business and regularly engages in the valuation of businesses in connection with mergers and acquisitions and other activities. Accessity selected BearingPoint to serve as its financial advisor based on BearingPoint's qualifications and expertise. The terms of BearingPoint's engagement to Accessity are set forth in an engagement letter dated July 26, 2004. BearingPoint's role was limited to rendering an opinion that the principal terms of the Subsidiary Transfer are fair, from a financial point of view, to Accessity and the shareholders of Accessity. As compensation for its services, BearingPoint will receive a fee of $69,000, plus reimbursement of its reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel. Accessity has ALSO agreed to indemnify BearingPoint, its affiliates and related partnerships and associations, partners, principals, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws), to the full extent lawful, from and against any losses, claims, damages or liabilities related to or arising out of BearingPoint's engagement or its role in connection therewith (other than those that result primarily from such person's bad faith or gross negligence) and shall reimburse any such indemnified person for all expenses incurred in connection with investigating, defending or preparing to defend any such action or claim.

      A MAJORITY OF THE DISINTERESTED MEMBERS OF THE BOARD OF DIRECTORS OF ACCESSITY UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE SUBSIDIARY TRANSFER PROPOSAL.

                                   PROPOSAL 4
                           APPROVAL OF SUBSIDIARY SALE

GENERAL

      THE disinterested directors of Accessity, WITHOUT ANY INFLUENCE FROM BARRY SIEGEL, HAVE unanimously approved the Subsidiary Sale, subject to the approval by the shareholders of Accessity of the Share Exchange, and recommends that the shareholders approve and adopt the Subsidiary Sale proposal, if the Share Exchange is approved.

      The affirmative vote of the holders of a majority of the outstanding shares of Accessity common stock as of the record date will be required to approve the Subsidiary Sale proposal. For purposes of this vote, abstentions and broker non-votes will be counted as votes "AGAINST" the Subsidiary Sale proposal.

TERMS OF SUBSIDIARY SALE

      In late 2002, Accessity established a new business unit, Sentaur, to diversify from the automobile repair industry. Sentaur provides hospitals the opportunity to recoup discounts improperly taken by insurance companies and other institutional payors of medical treatments. This business unit contracts with hospitals and, upon analytic review of their internal records and contracts, isolates those payors who have improperly discounted the fees they have paid and seeks appropriate recovery. Sentaur's fee income from the hospitals is earned upon the successful collection of the receivable by the hospital. Sentaur currently has a number of hospitals under signed contracts. For the nine month period ending September 30, 2004, Sentaur recorded total revenues of approximately $480,000 and a net loss of approximately $46,000. These results only reflect Sentaur's direct costs and exclude any costs of overhead for rent, telephone, utilities, accounting and other administrative services, officer salary and insurance. Inclusion of these additional expenses would substantially increase the loss recorded for this period.

      In light of the foregoing, Accessity's Board of Directors has determined that the financial performance of Sentaur over a two-year period does not warrant continuing Sentaur's operations after the closing of the Share Exchange. Management of the Acquired Companies has concurred with Accessity and has advised Accessity that they intend to terminate operations of Sentaur immediately following consummation of the Share Exchange. RATHER THAN DISCONTINUING THE OPERATIONS OF SENTAUR UPON THE CONSUMMATION OF THE SHARE EXCHANGE, THE DISINTERESTED MEMBERS OF ACCESSITY'S BOARD OF DIRECTORS UNANIMOUSLY DECIDED TO ENTERTAIN OFFERS FROM INTERESTED PARTIES WILLING TO PAY ACCESSITY A NOMINAL PURCHASE PRICE FOR SENTAUR.

      Therefore, Barry Siegel has offered to purchase Sentaur from Accessity for the sum of $5,000 and will attempt to operate Sentaur for his own benefit. Mr. Siegel will purchase all of the capital stock of Sentaur thereby acquiring all of Sentaur's assets and liabilities. Mr. Siegel and Accessity have agreed to execute a Stock Purchase Agreement that is mutually agreeable to both parties.

      THE DISINTERESTED MEMBERS OF THE BOARD OF DIRECTORS OF ACCESSITY UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE SUBSIDIARY SALE PROPOSAL.